Exhibit 1.2

STATUTORY REFORM

In the City of Bogotá D.C., Republic of Colombia, on May 23, 2011 JAVIER GENARO GUTIERREZ PEMBERTHY, of legal age, resident of Bogotá D.C. and holder of Colombian Identification No. 19.168.740 issued in Bogotá D.C., came before me, HELIA LUZ ALTAMAR LOZANO, Forty Sixth (46) Notary Public of this Circle, and declared: ONE: ECOPETROL S.A. is a Mixed Economy Corporation, of a commercial nature, organized as a corporation on the national level, assigned to the Ministry of Mines and Energy pursuant to Law 1118 / 2006.  TWO: He is acting in his capacity as the CEO and Legal Representative of ECOPETROL S.A. as certiifed in the Certificate of Good Standing issued by the Bogotá D.C. Chamber of Commerce attached hereto. THREE: Acting in the capacity mentioned above, he has provided the public document, Minutes No. 023 of the General Shareholders Assembly of ECOPETROL S.A. held on March 24, 2011, attached hereto to be notarized, reforming the By-laws of ECOPETROL S.A. contained in Public Deed No. 5314 / December 14, 2007 issued by the Second Notary of the Bogotá Circle.—————————————————————————————————————————————
The Text of the Minutes being notarized reads as follows:——————————————————————————————————

"17.           Suggested Statutory Reform

The President of the Assembly asked Ms. Margarita Obregon to present the reform of the By-laws of Ecopetrol S.A. for approval by the General Shareholders Assembly.  Ms. Obregón explained each of the suggested modifications in depth, as follows:

a.	As regards the corporate Purpose, Ecopetrol has been authorized to support, promote and manage programs for the democratization and disposal of shareholdings, upon request of the shareholders.

b.	In reference to the functions of the Board of Directors:
✓	It is hereby clarified that the Board of Directors may delegate the approval of all documents relating to the issuance and placement of stocks and bonds in the CEO of Ecopetrol.
✓
The Board of Directors has been authorized to regulate the support, promotion and management of Ecopetrol's shareholding democratization programs requested by the shareholders, as well as to delegate the performance and signing of all the minutes necessary to carry out said programs in the CEO of Ecopetrol.

c.	As regards the Board of Directors Committees, the regulation thereof has been updated in order to bring it in line with the internal regulations.

d.
As regards the Auditor, the rule on the rotation thereof has been modified, extending the period during which the auditing firm can carry out is functions, subject to the effect of its statutory period and the free removal thereof by the General Shareholders Assembly.

e.	Eliminate a temporary provision whose effect expired in 2008.

The Secretary stated that the full text of the reform was made available to shareholders on the Company website during the term required for them to exercise the right of individual inspection.

At this point, Mr. Charles Dueñez Gomez intervened to request further explanation as regards the statutory reform being proposed because, according to him, it restricts the participation of minority shareholders.

Javier Gutierrez, Ecopetrol's CEO took the floor and explained to Mr. Dueñez Gomez that none of the reforms has to do with restricting the participation of minority shareholders as he was suggesting and explained the objective of each of the proposed reforms again.

After Mr. Gutierrez' explanation, the President of the Assembly submitted the proposition of the reform of Ecopetrol's By-laws to the consideration of the attendees of the Assembly for the approval thereof.  He also asked shareholders to complete Voting Form No. 9 in order to count the votes against and/or blank votes for this point on the agenda.

The General Shareholders Assembly approved the reform of the By-laws of Ecopetrol S.A. by majority of the attending shareholders in the terms indicated above, by the vote of 37,868,401,540 common shares, representing 99.99802% of the shares attending and represented at the meeting.

The votes reported against the reform amounted to 239,198 common shares, representing 0.00063% of the shares attending and represented at the meeting. The detailed report of the negative votes, blank votes and null votes has been attached hereto as a supporting document.

As a result of the Assembly's approval, the following is the new text of the modified articles of the By-laws of Ecopetrol S.A.:

Article Four, Section 13:

ARTICLE FOUR: CORPORATE PURPOSE.- (…)
13) Upon request by the shareholders, it may support, promote and manage ECOPETROL'S shareholding democratization programs pursuant to the provisions established in the applicable rules on the matter. In order to do so, it may enter into and take part in the agreements and covenants by virtue of which general or specific responsibilities are assigned thereto, in accordance with the interests of the shareholder and the respective transaction.

Article Twenty Six, Sections 12, 28 and 29:

ARTICLE TWENTY SIX: FUNCTIONS.- (…)
12) Regulate the issuance and placement of THE COMPANY'S stocks and bonds, and approve the respective prospectus.  In any case, the Board of Directors may delegate the approval of the subscription regulations, the prospectus of an issuance and any other documents relating to the issuance and placement of stocks and bonds in THE COMPANY'S CEO.

28) Regulate the support, promotion and management of THE COMPANY'S shareholding democratization programs requested by the shareholders. In any case, the Board of Directors may delegate the performance and signing of all the contracts necessary to carry out the shareholding disposal programs in the CEO of THE COMPANY.

29) Any others assigned by Law, these By-Laws, and the Code of Good Governance.

Article Twenty Six, Sections 27.1, 27.2, 27.3 and 27.4:

ARTICLE TWENTY SEVEN: BOARD OF DIRECTORS' COMMITTEES.- In order to deal with its responsibilities directly, the Board of Directors has four (4) permanent institutional Committees consisting of Board members appointed by the Board itself. At least one (1) of the members of each Committee will be required to be Independent, subject to the minimum number of independent members that are required to form a part of the Audit Committee by law.

In order to operate, the Committees will have Internal Regulations establishing their objectives, functions and responsibilities, in addition to the provisions established by the rules in force applicable thereto.

27.1. Audit Committee: THE COMPANY'S highest controlling body in charge of supervising the management and effectiveness of the internal control system. This Committee will provide support for the Board of Directors in supervising the internal control system, compliance with the internal auditing program, compliance with the auditing process of the internal and/or external auditors, and make sure the internal control procedures meet the financial, administrative and operational needs, objectives, goals and strategies determined by THE COMPANY and learn, analyze and give his opinion on the annual report presented by the Reserves Committee as regards THE COMPANY'S oil reserves. All the members are required to be independent, and at least one of them has to be an expert in finances and accounting.

The Audit Committee will forward any complaints or warnings received to the other Board Committees as per their competence on each matter.

The Audit Committee does not replace the functions of the Board of Directors or the administration of the supervision and execution of THE COMPANY'S internal control system.

27.2. Compensation and Nomination Committee: The main objective of this Committee is to review and recommend the compensation systems to the Board of Directors, along with the criteria to select senior executives as well as other key employees of the organization.

ECOPETROL'S Vice President of Human Talent or the person acting as such will attend the meetings of the Compensation and Nomination Committee on a permanent basis.

27.3. Corporate Governance and Sustainability Committee: This body supports the Board of Director's efforts as far as THE COMPANY'S good governance and sustainability. Its purpose is to recommend systems to the Board of Directors to adopt, monitor and approve THE COMPANY'S corporate governance and sustainability practices.

27.4. Business Committee: This body supports the Board of Director's efforts as regards the definition of THE COMPANY'S investment strategy, portfolio analysis and investment projects that require the approval of the Board of Directors and the assessment and monitoring of the investment portfolio and the results of said investments.

Article Thirty Five:

ARTICLE THIRTY FIVE: INABILITIES FOR THE AUDITOR'S POSITION.- Aside from the inabilities and incompatibilities established by Law, the Auditor of ECOPETROL S.A., cannot have received income from THE COMPANY and/or from its subordinates, representing twenty five (25%) or more of his/her last annual income, for the previous year and anyone providing services other than Auditing in THE COMPANY and/or its subordinates, directly or by means of third parties, that may compromise his/her autonomy in the position. The Auditor may not exercise the position for more than five (5) consecutive terms in ECOPETROL S.A. or in its subordinate companies, although he/she may be elected for the position after two (2) terms in between.

Article Fifty Two:

ARTICLE FIFTY TWO: TEMPORARY PROVISION- Eliminated.

The text of the statutory reform ends here".

ECOPETROL S.A.

JAVIER GENARO GUTIERREZ PEMBERTHY